

March 19, 2024

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

> **Re: SAG Holdings Ltd**
> **Amendment No. 14 to Registration Statement on Form F-1**
> **Filed March 13, 2024**
> **File No. 333-267771**

Dear Ivy Lee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 14 to Registration Statement on Form F-1

Explanatory Note, page i

1. We note your statement that the Resale Prospectus Shareholders will participate in a potential resale. Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once such shares are listed on the Nasdaq Capital Market and that the Resale Prospectus Shareholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.

Alternate Prospectus
Prospectus Cover page, page Alt-1

2.   We note that the size of the resale component has grown in recent amendments to nearly triple the size of the primary offering and that your controlling shareholder is offering shares for sale. Tell us why the resale offering is required to be registered at this time and how you determined the amount you are offering for resale, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, available on our website.

 Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services